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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                 Publicly Traded Company with Authorized Capital
                         CNPJ/MF No. 47.508.411/0001-56



                MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
                            HELD ON DECEMBER 04, 2006

DATE, TIME and VENUE: Held on December 04, 2006 at 09:00 a.m. at the corporate headquarters of the Company at Avenida Brigadeiro Luiz Antonio, n.(0) 3.142, in the City and State of Sao Paulo.

BOARD MAKE-UP: Chairman: Abilio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL-UP AND ATTENDEES: Call-up letter sent to the members of the Board of Directors pursuant article 15 of the Company's Bylaws. The majority of the members of the Board of Directors in tenure to attend.

AGENDA: (i) To examine, to discuss and to approve the Incorporation and Justification Protocol to have the Company incorporate its controller, Vieri Participacoes S.A., a closely held company, headquartered at Avenida Brigadeiro Luiz Antonio, n(0) 3.126, in the City and State of Sao Paulo, Brazil, enrolled in the CNPJ/MF under no. 04.746.689/0001-59 ("Vieri"); (ii) to approve Veri's audited balance sheet, elaborated on November 21, 2006; (iii) to examine, to discuss and to approve the evaluation report regarding the book value of Vieri's net assets to be incorporated by the Company; (iv) to approve the proposal to incorporate the totality of Vieri's assets to be incorporated by the Company without increasing the capital stock through the cancellation of common shares issued by the Company and belonging to Vieri and the subsequent issuance of an equal number of new common stock shares, to be handed over to shareholder Vieri as replacement for the Company's shares that have been cancelled; and (v) to approve the proposal to include a paragraph in Article 14, to amend the sole paragraph of Article 16, and to change the header of Article 19 of the Company's Bylaws.

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RESOLUTIONS:  Starting the task, the Board members  examined the items listed on the Agenda, and they unanimously decided to:


(i) approve without any provisos Vieri's Incorporation and Justification Protocol (Annex I to these minutes) entered into on December 01, 2006 by the Company's and Vieri's Boards, to be submitted for the appreciation of the shareholders during a Special General Company's Shareholders Meetings;

(ii) to approve without restrictions Vieri's audited balance sheet elaborated on November 21, 2006 (Annex II to these Minutes), which served as basis to evaluate Vieri's net assets, and to elaborate the appropriate expert evaluation report;

(iii) to approve without any provisos the Evaluation Report, the book value of Vieri's net assets to be incorporated by the Company, said book value determined by ERNST & YOUNG Auditores Independentes S.S., a simple company incorporated in the City and State of Sao Paulo, at Avenida Presidente Juscelino Kubitschek, 1830 - Torre I, 5th and 6th floors, enrolled in the CNPJ/MF under no. 61.366.936/0001-25 ("Ernst & Young"), to be submitted for the appreciation of the Company's shareholders gathered in a Special General Shareholders Meeting (Annex III to these minutes);

(iv) to approve the proposal to be submitted to the shareholders during General Special Company's Shareholders Meetings regarding the incorporation of the totality of Vieri's net assets by the Company, pursuant the Incorporation and Justification Protocol, approved in item (i) above, without increasing the capital stock and through the cancellation of the common shares issued by the Company and owned by Vieri and the subsequent issuance of a like number of new, common stock shares, to be handed over to shareholder Vieri in replacement to the shares of the Company's shares that have been cancelled; and

(v) to approve the proposal to: (a) include a paragraph into Article 14 of the Company's Bylaws to govern the instances of absence or temporary impediment of a member of the Board of Directors; (b) to change the sole paragraph of Article 16 of the Company's Bylaws to include the possibility of the Board members to partake of the meetings of the Board of Directors through electronic conference; and (c) to change the header of Article 19 of the Company's Bylaws to extinguish the Institutional Marketing and Social Responsibility Committee, pursuant to the following:

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     14th  Article - ....
     3rd Paragraph - In case of a temporary absence or impediment of the remaining members of the Board of Directors, said members shall be replaced by other members named in writing by the absent Member. In this case, the member replacing the absent Director shall cast a vote for the member being replaced on top of his own vote.

     16th Article - ...
     Sole Paragraph - Any resolutions of the Board of Directors shall be taken based on the favorable vote cast by the majority of the members, and in case of a draw, the Chairman of the Board shall cast the tie-breaking vote, except as regards matters in which there is conflict of interest, in which case the Chairman shall refrain from voting. The Board Members may partake of the meetings of the Board of Directors through telephone or video conferencing, or by any other electronic communications means, being construed as attending the meeting, and being expected to confirm their vote by means of a written representation forwarded to the Chairman of the Board by letter, by facsimile or by email immediately after the meeting is over. Once the representation has been received, the Chairman of the Board shall be invested with full powers to sign the minutes of the meeting in the name of the absent Board Member.

     19th Article - The Company will have four (4) Special  Committees,  to wit:
     (i) the Audit Committee; (ii) the Human Resources and Compensation Committee; (iii) the Finance Committee; and (iv) the Development and Innovation Committee which shall have the function to elaborate proposals or to make recommendations to the Board of Directors as regards its areas of action. The Board of Directors may set-up other Committees besides the ones mentioned hereinabove.

APPROVAL AND SIGNATURE OF THE MINTUES: There being nothing else to discuss, all tasks were adjourned to draw up these minutes. Once the meeting was reopened, said minutes were read and approved, being signed by all those attending. Sao Paulo, December 04, 2006. Signed by: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Candido Botelho Bracher, Francis Andre Mauger, Gerald Dinu Reiss, Geyze Marchesi Diniz, Hakim Laurent Aouani, Joao Paulo Falleiros dos Santos Diniz, Maria Silvia Bastos Marques and Pedro Paulo Falleiros dos Santos Diniz.

                         Exact Likeness of the Original

                              Marise Rieger Salzano
                                    Secretary